Next Fuel, Inc.
122 North Main Street
Sheridan, Wyoming 82801

March 20, 2014

VIA EDGAR
Anne Nguyen Parker, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Next Fuel, Inc. Form 10-K for the Fiscal Year ended September 30, 2013 Filed December 23, 2013 File No. 333-148493

Dear Ms. Parker:

Next Fuel, Inc. (the “Company) is in receipt of your comment letter dated March 13, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the comments raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Signatures, page 53

1.	Please include the signature of your controller or principal accounting officer and a majority of your board of directors, as required by Form 10-K. See Instruction D(2)(a) to Form 10-K.

RESPONSE:	We are filing a Form 10-K/A with the signatures of our principal accounting officer and the signatures of the majority of our board of directors on March 20, 2014.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Next Fuel, Inc.

By:	/s/ Robert Craig
Name: Robert Craig
Title: Chief Executive Officer